Exhibit 99.1

SOHU.COM LIMITED

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, SEPTEMBER 6, 2018

Notice is hereby given that the Annual General Meeting of Shareholders (the “2018 Annual Meeting”) of Sohu.com Limited (the “Company”) will be held at Level 2, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China, on Thursday, September 6, 2018 at 10:00 A.M. China time, to consider and act upon the following matters:

1.

To elect the following nominees to the Company’s Board of Directors (the “Board”) as Class I Directors, each to hold office until the second succeeding annual general meeting of shareholders and until his successor is duly elected or appointed, or until his resignation or removal:

Charles Zhang

Zhonghan Deng

Dave De Yang

2.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent auditors for the fiscal year ending December 31, 2018.

3.	To consider and act upon all other matters which may properly come before the 2018 Annual Meeting or any adjournment or postponement thereof.

The Board consists of six directors, and is divided into Class I Directors and Class II Directors, with three directors in each class. Class I Directors are to initially serve until the 2018 Annual Meeting and for each successive term expiring at the second succeeding annual general meeting thereafter and Class II Directors are to initially serve until the next annual general meeting immediately following the 2018 Annual Meeting and for each successive term expiring at the second succeeding annual general meeting thereafter.

The Board has nominated Charles Zhang, Zhonghan Deng, and Dave De Yang, who are currently designated as Class I Directors and whose terms will expire at the 2018 AGM, to stand for election as Class I Directors. The Board knows of no reason why any of the nominees would be unable or unwilling to serve, but if that should be the case, proxies will be voted for the election of substitute nominee(s) selected by the Board, or the Board will fix the number of directors at a lesser number. The proxies may not be voted for a greater number of persons than the number of nominees named in item 1 above. The three nominees receiving a plurality of the votes cast by the shareholders represented at the 2018 Annual Meeting in person or by proxy will be elected as Class I Directors.

The Board recommends that shareholders vote “FOR” election to the Board as Class I Directors of each of the nominees listed in item 1 above and “FOR” item 2 above at the 2018 Annual Meeting. Your vote is very important to the Company.

The Board has set the close of business U.S. Eastern time on Wednesday, August 1, 2018 as the record date (the “Record Date”) for the purpose of determining the shareholders entitled to notice of, and to vote at, the 2018 Annual Meeting or any adjournment(s) thereof.

On May 31, 2018, effective at 4:30 PM Eastern Time (such date and time, the “Effective Time”), pursuant to a proposal for the dissolution of Sohu.com Inc., a Delaware corporation (“Sohu Delaware”), and adoption of a plan of complete liquidation and dissolution of Sohu Delaware that was approved by the stockholders of Sohu Delaware at a special meeting of stockholders held on May 29, 2018, Sohu Delaware was dissolved; all outstanding shares of the common stock of Sohu Delaware were cancelled; American depositary shares (“ADSs”) representing all outstanding ordinary shares (“Ordinary Shares”) of the Company were distributed by Sohu Delaware on a share-for-share basis to the stockholders of Sohu Delaware as of immediately prior to the Effective Time; and the Company replaced Sohu Delaware as the top-tier, publicly-traded holding company of the group of subsidiaries and variable interest entities that had been held by Sohu Delaware prior to the Effective Time.

From and after the Effective Time, the business, operations, and assets of the Company and its subsidiaries and variable interest entities have been substantially the same as the business, operations, and assets of Sohu Delaware and its subsidiaries and variable interest entities immediately prior to the Effective Time.

The Annual Report on Form 10-K of Sohu Delaware for the fiscal year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2018 (the “Form 10-K”), and Amendment No. 1 to Annual Report on Form 10-K, filed by Sohu Delaware with the SEC on April 2, 2018 (the “Form 10-K Amendment,” and together with the Form 10-K, the “Sohu Delaware Form 10-K”), are available for your viewing and downloading at the Company’s website at:

http://investors.sohu.com/SEC file/2018 10-K.pdf

http://investors.sohu.com/SEC file/2018 10-K/ Amendment.pdf

A hard or soft copy of the Sohu Delaware Form 10-K will be provided to you at no charge upon your request. Please notify the Company in your request of (i) your mailing address if you request a hard copy of the Sohu Delaware Form 10-K, or (ii) your email address if you request a soft copy of the Sohu Delaware Form 10-K. You can send your request to the Company by mail or e-mail at:

Sohu.com Limited

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

Attention: Eric Yuan, Investor Relations

Email: ir@contact.sohu.com

Tel: +86 (10) 6272-6593

In addition to the other information included in the Sohu Delaware Form 10-K, you will find in the Form 10-K Amendment biographies of the incumbent members of the Board, including biographies of the three Class I Directors, Dr. Charles Zhang, Dr. Zhonghan Deng and Mr. Dave De Yang, who are standing for election to the Board at the 2018 Annual Meeting.

Whether or not you plan to attend the 2018 Annual Meeting, please complete, date, sign and return the enclosed proxy attached hereto as Exhibit A promptly in the enclosed, pre-addressed envelope provided for that purpose.

A holder of the Company’s ADSs may instruct The Bank of New York Mellon (the “ADR Depositary”) to vote the outstanding Ordinary Shares represented by such holder’s ADSs by completing pursuant to the instructions and procedures of the ADR Depositary the voting card furnished to holders of ADSs by the ADR Depositary.

You are cordially invited to attend the 2018 Annual Meeting.

By Order of the Board of Directors,

Charles Zhang Chief Executive Officer

July 30, 2018

Exhibit A

SOHU.COM LIMITED

Level 2, Sohu.com Media Plaza, Block 3,

No. 2 Kexueyuan South Road, Haidian District,

Beijing, People’s Republic of China

Proxy for Annual General Meeting of Shareholders – September 6, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The person or entity signing this proxy card hereby appoints Ms. Joanna Lv as proxy for such person or entity, with full power of substitution, to act by vote of such proxy, or such substitute as may be present to represent and to vote, at the Annual General Meeting of Shareholders (the “2018 Annual Meeting”) of Sohu.com Limited (the “Company”), to be held on Thursday, September 6, 2018 at 10:00 A.M., China time, and any adjournment thereof, as designated below, all of the ordinary shares, par value $0.001 per share, of the Company standing in the name of such person or entity on August 1, 2018. If no direction is made, this proxy will be voted FOR Proposals I and II.

(Please sign, date and return this proxy in the enclosed postage prepaid envelope.)	☒ Votes must be indicated (x) in Black or Blue ink.

PROPOSAL I:

To elect the following three nominees to the Company’s Board of Directors as Class I Directors (as such term is defined in the Company’s articles of association), each to hold office until the second succeeding annual general meeting of shareholders after his election and until his successor is duly elected or appointed, or until his earlier resignation or removal:

		FOR	WITHHOLD
	01 – Charles Zhang	☐	☐
	02 – Zhonghan Deng	☐	☐
	03 – Dave De Yang	☐	☐

PROPOSAL II:	To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent auditors for the fiscal year ending December 31, 2018.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

THE PROXY IS AUTHORIZED TO VOTE IN HER DISCRETION UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Note:

Please sign as the undersigned’s name(s) is (are) shown on the certificates to which this proxy applies. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership or limited liability company, please sign in partnership or limited liability company name by authorized person.

(If an individual or individuals:)

Date:
Signature

Name (please print)

(If a partnership, limited liability company, or corporation:)

Name of Entity:

By:	Date:
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Title: